Filer: The Profit Recovery Group International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                Subject Company: Howard Schultz & Associates International, Inc.
                                                   Commission File No. 000-28000




NEWS RELEASE
FOR IMMEDIATE RELEASE


              PROFIT RECOVERY GROUP ANNOUNCES EARLY TERMINATION OF
               HART-SCOTT-RODINO WAITING PERIOD REGARDING PLANNED
                 COMBINATION WITH HOWARD SCHULTZ AND ASSOCIATES

     ATLANTA, August 14, 2001 - The Profit Recovery Group International, Inc. announced today that the U.S. Federal Trade Commission and the U.S. Justice Department have granted an early termination of the waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act with respect to PRG's planned acquisition of Howard Schultz & Associates International, Inc. (HS&A).

     PRG and HS&A previously announced on July 26, 2001 that their respective boards of directors had unanimously approved a letter of intent under which PRG would acquire the privately-held HS&A companies in an all-stock transaction.

     The combination is subject to approval of both companies' shareholders, approval from PRG's bank syndicate including modifications of certain aspects of PRG's credit agreement, and remaining customary regulatory approvals. The transaction is expected to close in the fourth quarter of 2001.

     Further details with respect to the proposed combination are available in the Company's press release dated July 26, 2001.

About Howard Schultz & Associates International

     Founded in 1970, Dallas-based Howard Schultz & Associates International, Inc. (HS&A) is one of the world's leading providers of accounts payable recovery audit services to retailers, distributors, wholesalers, and other transaction-intensive companies. HS&A, which derives its revenue strictly from a percentage of the money it recovers for its clients, has recovered more than $6 billion in overpayments since its inception. Serving the retail industry for over 30 years, HS&A has more than 1,000 audit associates working in most major U.S. cities and major international markets. The company's Web site address is www.hsanet.com.

About The Profit Recovery Group International, Inc.

     Headquartered in Atlanta, Ga., The Profit Recovery Group International, Inc. (PRG) is one of the world's leading providers of recovery audit services. PRG's continuing operations employ approximately 2,500 employees in 34 countries providing more than 2,500 clients with insightful value to optimize and expertly manage their business transactions. PRG's clients represent a variety of industries including retailing, wholesale distribution, manufacturing, government, high-tech and healthcare organizations. PRG was founded in 1990 and became a publicly-traded company in 1996. Shares of PRG are traded on the NASDAQ National Market under the symbol PRGX. For additional information visit our web site at www.prgx.com.

Forward Looking Statements

Statements made in this news release which look forward in time, including without limitation statements regarding the expected timeframe for closing the Schultz transaction, involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include the possibilities that (i) our announced divestitures require a longer time to accomplish than we anticipate,
(ii) we may be unable to obtain lender approval of the Schultz transaction if the divestitures are not consummated at all, or if, upon disposal, we do not receive the prices we anticipate for such businesses or for Groupe Alma, if the decision is made to sell it, (iii) regardless of whether the divestitures are completed as anticipated, we may be unable to obtain lender, shareholder or remaining regulatory approvals of the proposed transaction when anticipated, if at all, and (iv) even if lender consent is obtained, if we require additional non-bank funding to complete the transaction, such funding may not be available on acceptable terms, if at all. In addition, the Company may not be successful in completing the planned acquisition of HS&A and, as a result, would incur a substantial and immediate charge to operations for cumulative out-of-pocket business combination costs incurred and may also incur certain other substantial costs. The Company disclaims any obligation or duty to update or modify these forward-looking statements.

Additional Information

     PRG and HS&A will file a joint proxy statement/prospectus and other relevant documents concerning the proposed acquisition with the SEC. Investors of PRG and HS&A are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PRG free of charge by requesting them in writing from Leslie H. Kratcoski, Director, Investor Relations, PRG International, Inc., 2300 Windy Ridge Parkway, Suite 100N, Atlanta, GA 30339, or by telephone at 770-779-3900.

     PRG and HS&A, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of PRG and HS&A in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of PRG and HS&A common stock. Information about the interests of directors and executive officers of PRG and HS&A and their ownership of securities of PRG and HS&A will be set forth in the joint proxy statement/prospectus. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

                                      # # #

Contacts:
                  Investor Contact:                    Media & Client Contacts:
                  Leslie H. Kratcoski                  Michelle B. Duncan
                  Investor Relations                   Corporate Communications
                  (770) 779-3099                       (770) 779-3295